FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Friday 21 August 2015, London UK - LSE announcement

GSK to divest ofatumumab for auto-immune indications to Novartis for up to $1 billion plus royalties

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced an agreement with Novartis Pharma AG ("Novartis Pharma"), a subsidiary of Novartis AG, to divest its rights in ofatumumab for auto-immune indications, including multiple sclerosis.

Novartis Pharma previously acquired the oncology indications for ofatumumab (Arzerra) as part of the major three-part transaction between GSK and Novartis that completed earlier this year. After completion of the transaction announced today, Novartis Pharma will own rights to ofatumumab in all indications.

The consideration payable by Novartis Pharma to GSK may reach up to $1,034 million and comprises a series of milestone payments as follows:

• $300 million payable at closing;
• $200 million payable subject to the start of a phase III study in relapsing remitting multiple sclerosis by Novartis;
• further contingent payments of up to $534 million payable on the achievement of certain other development milestones.

Novartis Pharma will also pay royalties of up to 12 per cent to GSK on any future net sales of ofatumumab in auto-immune indications.

David Redfern, Chief Strategy Officer at GSK, said: "We are pleased to have completed this transaction to divest the remaining rights in ofatumumab, crystallising significant additional value for GSK shareholders. We continue to focus on progressing our pipeline in core therapy areas including HIV, oncology, vaccines, cardiovascular, immuno-inflammation and respiratory diseases. We believe GSK's pipeline has significant potential to drive long-term performance for the Group and will be profiling it further at our R&D event in November."

This agreement with Novartis Pharma is subject to the expiry of any waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions.  The transaction is expected to complete by the end of 2015.

As this transaction relates to the divestment of assets in development, payments made to GSK as part of the transaction will be recorded as core turnover. Any milestone payments received by the Group in 2015 will be incremental to the company's current guidance for the year for core EPS to decline at a high teen percentage rate (CER).

Novartis Pharma is deemed, under Listing Rule 11.1.4R, to be a related party of GSK as a result of holdings of the Novartis group in GlaxoSmithKline Consumer Healthcare Holdings Limited.

The divestment is a smaller related party transaction under Listing Rule 11.1.10R (1) and has been agreed following a confirmation from GSK's sponsor that the terms of the sale are fair and reasonable as far as GSK's shareholders are concerned.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792
Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 21, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc